RALLY

Purchase Agreement

As of August 20, 2020,

This purchase agreement (the “Purchase Agreement”) is made by and between RSE Archive, LLC, a Delaware limited liability company (“Purchaser”), and Julien Entertainment.com, Inc., a California corporation d/b/a Julien’s Auctions (“Julien’s”), with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

1.At an auction conducted by Julien’s (the “Auction”), Purchaser was the winning bidder with respect to the Assets.

2.In accordance with the terms and conditions Purchaser entered into as a prerequisite to its participation in the Auction (the “Bidder Terms”), Purchaser agrees to pay the total purchase price for the Assets as indicated by Julien’s (“Purchase Price”). All terms and conditions of the Bidder Terms are incorporated herein by reference.

3.Purchaser shall pay to Julien’s the Purchase Price for the Asset(s), as outlined below.  Upon payment of the Purchase Price for the Asset(s), unless otherwise stated in the item description in the auction materials, Purchaser shall receive good and marketable title to the Asset(s), free and clear of all liens, pledges, encumbrances, claims, interests (including security interests), rights of first refusal or first offer, restrictions, charges of every kind and nature, whether arising by contract, operation of law or otherwise, and Purchaser shall be the rightful and sole owner of the Asset(s).

4.This Purchase Agreement may be modified or amended only with the prior written consent of both the Purchaser and Julien’s.

Asset(s):	Paul Newman 2000 Race Suit
Description:

A Sparco brand race suit worn by Paul Newman in the year 2000 during the Rolex 24. Embroidered on the belt is "PLN" in white thread. Signed by Newman in black marker to the inner collar. This uniform is from a historic race where Newman became the oldest person to drive in a sanctioned event, for which he was inducted into the Guinness Book of World Records. The 2000 Rolex 24 at Daytona was a Grand-Am Rolex Sports Car Series 24-hour endurance sports car race held on February 5-6, 2000, at the Daytona International Speedway road course. Newman won several national championships as a driver in Sports Car Club of America road racing, and his race teams won several championships in open-wheel IndyCar racing. Size 54. Accompanied by a letter of authenticity.

Total Purchase Price:	$12,800.00
Other Terms: Down Payment	$12,800.00 due on signing

Acknowledged and Agreed:

By: /s/ Christopher J. Bruno	By: /s/ Darren Julien
RSE Archive, LLC	Julien Entertainment.com, Inc., a California corporation d/b/a Julien’s Auctions
Name:Christopher J. Bruno	Name: Darren Julien
Title: President RSE Markets	Title: Authorized Person